

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 21, 2008

Ms. Cheryl Messier
Chief Financial Officer
Radius Gold Inc.
355 Burrard Street, Suite 830
Vancouver, British Columbia, Canada V6C 2G8

> **Re:** **Radius Gold Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 1-32556**

Dear Ms. Messier:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Chris White
Branch Chief